EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation

QUEENSLAND TREASURY CORPORATION

In 1982 the Queensland Government established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation (the “Corporation” or “QTC”) pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”). The Corporation does not have a registration number.

Under section 10 of the Act, the Corporation established the Queensland Treasury Corporation Capital Markets Board (the “Board”) to determine and implement ongoing strategies for capital market operations.

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2010, the Corporation had a total of $93.587 billion in assets and $97.093 billion in liabilities compared to $88.988 billion in assets and $93.290 billion in liabilities at June 30, 2009.

Organisation of Queensland Treasury Corporation

The present Under Treasurer of the State is Mr. Gerard P. Bradley.

The powers, functions and duties of the Under Treasurer have been delegated to the Board (Chairman: Stephen Rochester). Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation.

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The Chief Executive of the Corporation is Philip Noble. Three executive management groups exist within the Corporation:

•

The Strategic Priorities and Resources Group (SPaRG) is responsible for implementing the strategic direction set by the Board and Chief Executive and the Corporation’s operating model, and for ensuring the appropriate organisation-wide prioritisation and allocation of resources.

•

The Operational Alignment Group (OAG) fulfils a central and practical role in the operation of QTC’s operating model, with a primary purpose to oversee the achievement of those strategic commitments that have been approved by SPaRG and the Board.

•	The Strategic Governance Group (SGG) is a three person senior management group responsible for addressing conflict and protocol management issues.

The business address of the Corporation and the Board is Level 14, Queensland Minerals and Energy Centre, 61 Mary Street, Brisbane, Queensland.

With respect to borrowings, the Corporation raises funds in domestic and international capital markets for on-lending to the State and Queensland’s statutory authorities including the State owned trading enterprises and local governments. At June 30, 2010, the total borrowings of the Corporation were $68.885 billion. This amount included overseas debt equivalent to $7.667 billion based on the prevailing rates of exchange at June 30, 2010. Included in these overseas borrowings were Australian dollar denominated borrowings of $4.422 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts.

The repayment of principal and the payment of interest on all Domestic A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, the Securities and all other public bond issues and commercial paper facilities undertaken by the Corporation have been guaranteed by the Treasurer.

The Corporation’s borrowing and lending functions are separated. This results in the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by Government Bodies.

Surplus borrowings are held to manage the Corporation’s refinancing risk, the Corporation’s customers’ (i.e., Government Bodies) interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools. These funds are invested in liquid investments with high quality credit counterparties until they mature or are unwound to meet the funding requirements of Government Bodies or QTC’s refinancing requirements.

The Government Bodies the Corporation lends to include Government departments, State owned trading enterprises, local governments and all statutory bodies. Under its lending arrangements, the Corporation has established a series of generic debt pools from which smaller Government Bodies access funds. Large Government Bodies utilise debt portfolios which have been specifically designed to meet their unique needs. Generally, Government Bodies make principal and interest payments. However, the State owned trading enterprises normally have constant debt/equity ratios and therefore make interest payments only or payments that ensure that appropriate debt/equity ratios are maintained. At June 30, 2010, loans to Government Bodies totalled $55.113 billion of which $23.638 billion was to State owned trading enterprises.

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QTC holds a portfolio of assets which were transferred to QTC by the State Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State such as insurance and long service leave. In return, QTC issued to the State a fixed rate note which has resulted in the State receiving a fixed rate of return on the note, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board, established by way of Executive Council approval dated July 17, 2008, is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by Queensland Investment Corporation (QIC).

During the year the Long Term Assets segment recorded an operating profit after tax of A$586.836 million. The result partially reversed the significant losses recorded in the previous year due to the poor performance of the equity, property and credit markets. The accumulated losses (retained deficit) in the Long Term Assets segment have no impact on QTC’s capacity to meet its obligations as there is no cash flow effect for QTC. In addition, under the Act, any losses of QTC shall be the responsibility of the Consolidated Fund of the Queensland Government.

The market value of assets held under this arrangement as at June 30, 2010 totalled A$19.202 billion while the liabilities totalled A$23.253 billion.

Under section 15 of the Act profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

The financial statements of the Corporation are comprised of an Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity and Notes to and forming part of the Financial Statements.

Enterprise Wide Risk Management

The Corporation has an established Enterprise Wide Risk Management program including Enterprise Wide Risk Management policies and procedures. As part of this Enterprise Wide Risk Management Program, the Corporation continues to monitor and manage its major risks. These risks have the potential to significantly impact the Corporation’s ability to fulfill its obligations under the bond facility, being (i) unable to access suitable funding markets when required and (ii) suffering a significant loss of capital.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets which can be readily liquidated if required. Included in these surplus assets are:

•	funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund the Queensland Public Sector’s debt financing requirements, and

•	funds held to manage the duration of our customers’ debt.

While the Corporation is not subject to the Bank of International Settlements, Basel II accord, its Board and the Corporation’s Middle Office monitor compliance with the Basel II accord. The most significant user of capital is credit risk. In this regard the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term of counterparty exposure based on credit rating (both at an overall and maturity bucket level)

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•	limit the exposure by country and industry sector

•	limit the exposure to counterparties rated A- or better by Standard and Poor’s Rating Services, a division of the McGraw Hill Companies (or equivalent), and

•	provide a maximum percentage exposure for the various credit rating bands.

Cross Border Lease Transactions

The Corporation, on behalf of Government Bodies (“Queensland lessees”), has been an active participant in international asset financing transactions for many years, predominantly in the nature of cross border leasing transactions. The vast majority of cross border leases relate to rail and electricity assets.

Under the cross border lease transactions, QTC has assumed responsibility for a significant portion of the transaction risk. If certain events occur, QTC could be liable to make additional payments under the transactions. However, external advice and history to date indicate the likelihood of these events occurring is remote. The exposure is measured by the difference between the termination value of the leases and the market value of financial assets held to meet the future payment obligations under each lease (“strip loss”). The strip loss value as at June 30, 2010 is approximately 919 million.

QTC also has a contingent exposure to the financial assets purchased to meet the future payment obligations under each lease. This exposure is to the parties that have issued the financial instruments. Despite the current problems experienced due to the global credit crisis, the risk to QTC is considered low with approximately 63% of the defeasance asset exposure having a credit rating of AAA and the lowest rated entity having a credit rating of A+ representing 12% of the total exposure.

The backing of the State of Queensland is a key part of cross border lease transactions. This is generally due to the fact that QTC or the public sector lessee represents the Crown in the right of the State of Queensland. For some cross border lease transactions, a separate State of Queensland guarantee has been provided. In any event, the State’s contingent exposure is, in all material respects, equivalent to the exposures described in the paragraphs above.

QUEENSLAND

General

The State of Queensland (the “State” or “Queensland”) has the second largest land area of the six Australian States and the largest habitable area. It occupies the northeastern quarter of Australia, covering 1.7 million square kilometres, stretching from the sub tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometres of railway lines and 182,000 kilometres of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.50 million persons, or 20.2% of Australia’s population at the end of March 2010. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian States.

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Brisbane, the capital of Queensland, with its surrounding metropolitan area has approximately 2.00 million residents. There are nine other population centres in Queensland with over [50,000] residents.

Government of Queensland

The Commonwealth of Australia (“Australia” or the “Commonwealth”) was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a federation. In addition to the six States, Australia has a number of territories including the Northern Territory and the Australian Capital Territory which contains the nation’s capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas and interstate trade and commerce, currency and banking. It also has exclusive power to impose customs and excise duties and power exercisable concurrently with the States to levy other forms of taxation. The State Parliaments retain powers over all matters other than those granted to the Commonwealth under the Constitution. State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and State conciliation and arbitration tribunals, legislation over the last decade underpins a move away from central wage fixation toward enterprise based agreements. This move is expected to make the labour market more flexible.

Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

Following the most recent State election (March 2009), the Australian Labor Party again forms the current government of Queensland. The Premier is the Honourable Anna Bligh, who became leader of the Australian Labor Party in Queensland on September 13, 2007 following the retirement of the Honourable Peter Beattie. Ms. Bligh previously occupied the roles of Deputy Premier and Treasurer, and was nominated unopposed to succeed Mr. Beattie.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all State revenues and for all State expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

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Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Magistrates Court, the District Court, the Supreme Court and the Court of Appeal. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi Government Authorities”, “Local Authorities”, “Local Governments” or “public enterprises”.

QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province is one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world; generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. Minerals processing was encouraged by the availability of low-cost electrical energy produced from extensive supplies of inexpensive coal. Further advancements underway include the development of alternate energy sources such as natural and coal seam gas.

Historically, Queensland’s manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialised to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

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There have been significant structural changes in the Queensland economy over the past 20 years. The mining and tertiary sectors have grown strongly and the relative importance of the rural sector has declined. In 2009-10, the State’s rural sector accounted for 2.5% of Queensland’s total industry gross value added and 22.0% of the rural sector in Australia. The mining sector accounted for 15.1% of industry gross value added in the State and 29.7% of mining activity in Australia. Meanwhile, the manufacturing sector accounted for 8.3% of Queensland’s industry gross value added and 18.0% of Australia’s manufacturing sector. Finally, the tertiary sector accounted for 74.1% of Queensland’s industry gross value added and 18.8% of the tertiary sector nationally.

Economic Strategy

The Queensland Government’s economic strategy focuses on positioning the Queensland economy for a strong recovery from the global recession while supporting jobs. The Queensland Government’s economic strategy is comprised of four key elements, as follows:

•	Jobs;

•	Infrastructure;

•	Skills and Innovation; and

•	Responding to Climate Change.

Queensland’s productivity growth has been similar to the national average over the past decade and the Government is locking in future productivity gains with its substantial ongoing investment in skills, innovation and economic infrastructure. The rise in real incomes and employment generated by productivity growth also increases the tax revenue base available for Government, helping to address fiscal principles such as maintaining a competitive taxation environment and meeting operating expenses from operating revenue.

The economic strategy complements sound economic fundamentals with a ‘Smart State’ strategy that fosters innovation and invests in human capital, as these are the main drivers of productivity growth in a modern diversified economy. In addition, the economic strategy’s focus on these drivers of growth will generate the higher rates of sustainable economic growth and living standards required to support the State’s strong population growth and, over the longer term, the ageing of the population.

Economic Growth

Queensland’s gross state product (GSP) rose 2.3% in 2009-10, slightly exceeding growth nationally. The household sector continued to weigh on activity during the year, reflecting a decline in dwelling investment and weak growth in household consumption. Business investment also fell in 2009-10, detracting from economic growth for the first time since 2000-01. However, the trade sector partially offset weakness in private domestic activity, with net exports supported by strong demand for Queensland’s coal exports and a notable fall in imports. Public sector investment also contributed to economic growth in 2009-10.

Real Economic Growth - Queensland and Australia, original CVM

(2004-05 to 2009-010)

	Queensland GSP		Australia GDP
Year	$ Billion(a)	% Change	$ Billion(a)	% Change
2004-05	198.8	6.2	1,116.2	3.0
2005-06	206.1	3.7	1,150.6	3.1
2006-07	217.4	5.5	1,191.7	3.6
2007-08	226.1	4.0	1,237.3	3.8
2008-09	228.5	1.1	1,255.2	1.4
2009-10	233.8	2.3	1,283.2	2.2

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(a)	Chain volume measure; reference year 2007-08 for Queensland, 2008-09 for Australia.

Sources:	ABS 5206.0 and Queensland State Accounts.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2005-06	2006-07	2007-08	2008-09	2009-10
Overseas merchandise exports ($ billion)	35.4	35.4	35.3	56.6	43.3
Retail turnover ($ billion)	39.0	41.9	45.8	48.4	49.1
Private gross fixed capital formation ($ billion)	49.0	56.9	63.9	66.3	57.9
Mineral production ($ billion)	16.0	23.8	24.9	26.7	na
Agricultural production ($ billion)	8.7	9.7	9.8	10.1	10.3
Employment (‘000) (a)	2,031.4	2,128.3	2,192.2	2,252.2	2,273.4
Unemployment rate (%) (a)	4.8	4.0	3.7	4.4	5.7
Increase in consumer prices (%) (a)	3.1	3.3	4.1	3.7	2.7
Average weekly ordinary time earnings ($) (a)	959.8	1,002.0	1,062.2	1,139.7	1,213.4

(a)	Year-average

Note:	All monetary values are in current prices, na: Data not available.

Source:	ABS 6401.0; 8501.0; 6202.0; 5432.0; Department of Employment, Economic Development and Innovation and Queensland State Accounts.

Structure of the Queensland Economy

The following table shows the annual changes and contributions to growth in GSP/GDP in Queensland and Australia for 2008-09 and 2009-10.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10	2008-09	2009-10
Household consumption expenditure	1.7	1.7	0.9	0.9	0.2	2.1	0.1	1.1
Priv. gross fixed capital formation(c)	0.6	-10.6	0.2	-3.0	-0.4	-2.3	-0.1	-0.5
- Dwellings	-7.6	-3.6	-0.6	-0.3	-1.9	2.1	-0.1	0.1
- Business investment(c)	7.6	-18.1	1.2	-3.1	1.7	-6.4	0.2	-0.9
(i) Other buildings and structures(c)	16.6	-15.3	1.2	-1.3	7.7	-7.6	0.5	-0.5
(ii) Machinery and equipment(c)	0.0	-20.8	0.0	-1.8	-3.6	-5.3	-0.3	-0.4
- Other investments	-11.9	12.7	-0.5	0.4	1.2	3.3	0.0	0.1
Private final demand(b) (c)	1.3	-2.6	1.1	-2.1	0.0	0.7	0.0	0.6
Public final demand(b) (c)	7.1	4.1	1.7	1.0	3.6	6.7	0.8	1.5
Change in inventories	na	na	-1.0	0.6	na	na	-0.4	0.2
Gross State/National Expenditure(d)	1.7	-0.4	1.8	-0.5	0.2	2.3	0.2	2.3
Exports of goods and services	-1.7	4.5	-0.5	1.4	2.6	5.3	0.6	1.2
Imports of goods and services	-1.0	-6.1	0.4	2.3	-3.3	5.0	0.8	-1.1
GSP/GDP	1.1	2.3	1.1	2.3	1.4	2.2	1.4	2.2

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(a)	Chain volume measure; reference year 2007-08 for Queensland and 2008-09 for Australia.

(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

(c)	Queensland data adjusted for asset sales but national data not adjusted, as information not available.

(d)	Excludes statistical discrepancy.

Sources:	ABS 5206.0 and Queensland State Accounts.

Key features are:

•

Household consumption in Queensland rose a modest 1.7% in 2009-10. While private consumption was supported by robust population growth as well as growth in average wages per employee, six cash rate rises and the passing of fiscal stimulus payments made in the previous year constrained disposable income growth during 2009-10.

•

Dwelling investment in Queensland declined 3.6% in 2009-10, the third consecutive yearly fall. Partly reversing a decline over the previous two years, renovation activity rose 4.2% in the year, due to growth in house prices and a recovery in employment, particularly in the first half of the financial year. However, this was more than offset by a 10.0% fall in new and used dwelling investment in Queensland, driven largely by a fall in medium-to-high density construction.

•

After more than tripling over the eight years to 2008-09, the real value of business investment (which consists of non-dwelling construction as well as machinery and equipment investment) fell 18.1% in 2009-10. Domestic demand in Queensland remained subdued and lending conditions remained tight in the aftermath of the global economic downturn, hindering investment, particularly commercial construction.

•	The public sector continued to support overall economic activity in 2009-10, with public final demand rising 4.1%, helping offset a contraction in private demand during the year.

•

The trade sector made the largest contribution to economic growth in 2009-10. Overseas goods exports rose 5.1%, as strong demand from emerging Asia supported coal export tonnages, and improved harvests in 2008-09 sustained export volumes of key agricultural commodities.

Overseas Exports

Queensland is one of Australia’s major exporting states. The nominal value of Queensland’s overseas exports of goods and services in 2009-10 totalled $54.0 billion, although fell 20.7% from 2008-09. This was largely driven by a fall in the value of coal, coke and briquettes exports (down $9.8 billion, or 32.3%), reflecting lower prices received for Queensland coal exports, as well as an appreciation in the A$ (from a year-average of $US0.75 in 2008-09, to $US0.88 in 2009-10).

The nominal value of Queensland’s crude minerals exports fell 29.1% in 2009-10, to total $23.6 billion. Despite higher export volumes, coal export values fell in 2009-10 due to lower coal contract prices for Japanese Fiscal Year 2009-10 (April 2009 to March 2010) following the financial crisis. Specifically, hard coking and semi soft/PCI coking coal contract prices more than halved, while contract prices for thermal coal fell by over 40%. However, strong demand from emerging Asia saw coal contract prices recover strongly in June quarter 2010. For instance, the contract price for hard coking coal was negotiated at US$200 per tonne in June quarter 2010, compared with US$128 for the preceding four quarters. This resulted in the nominal value of coal exports increasing markedly towards the end of 2009-10.

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Hard coking coal export volumes rose 24.4%, to 92.1 million tonnes, in 2009-10, the largest financial year rise on record and driven mainly by strong demand from China, India and Japan. Importantly, despite some easing in China’s demand through the year, the volume of hard coking coal exported to China in 2009-10 was still almost 70% above that in

2008-09. In contrast, total thermal coal export volumes fell 2.1%, to 53.0 million tonnes, in 2009-10. Exports to South Korea fell 35.0%, but this fall was offset by 62.7% and 21.7% rises in exports to China and Japan respectively.

In 2009-10, the nominal value of Queensland’s rural exports fell 7.3%, to $7.0 billion. This fall was driven by a 17.7% decline in the value of meat exports and a 64.2% drop in the value of exports of feeding stuff for animals. The fall in the nominal value of meat exports (mostly beef) reflected the stronger A$ as well as increased competition from the US. Specifically, Korea relaxed restrictions on US beef imports (which were imposed after the discovery of mad cow disease in 2003), while US beef supply was boosted by a government subsidised cull of the dairy herd due to low milk prices. Reflecting strong harvests in 2008-09 that replenished stocks, export volumes of key agricultural commodities, such as wheat and cotton, continued to rise in 2009-10, despite a relatively low harvest in 2009-10.

The nominal value of processed minerals and metals exports fell 1.0% in 2009-10, to $3.6 billion. While base metal prices and export volumes were weak in the early part of 2009-10, demand improved considerably by the end of the year as global industrial production strengthened. Reflecting this, the world prices of aluminium (up 22.2%), copper (up 31.0%), nickel (up 28.7%), lead (up 3.3%) and zinc (up 15.6%) all increased over the twelve months to 30 June 2010.

Overseas Exports of Goods and Services, Queensland

($ million at current prices)

Export Categories(a)	2007-08	2008-09	2009-10(p)
Rural
Meat	3,091.9	3,463.3	2,850.0
Textile fibres	318.3	424.3	478.7
Cereals and cereal preparations	227.1	456.8	447.0
Vegetables and fruit	326.4	343.0	355.2
Feeding stuff for animals	166.1	509.9	182.5
Sugar(b)	1,040.0	1,380.0	1,786.0
Other rural	895.6	1,004.3	927.3

Total	6,065.3	7,581.7	7,026.7

Crude Minerals
Coal, coke and briquettes(b)	13,118.8	30,308.1	20,527.7
Metalliferous ores	3,882.8	2,561.0	2,773.2
Petroleum and related products/materials	393.2	289.5	193.8
Other crude minerals	95.1	101.2	87.9

Total	17,489.9	33,259.8	23,582.6

Processed minerals and metals
Non-ferrous metals	3,968.5	3,284.0	3,290.3
Other processed minerals and metals	359.0	305.3	264.5

Total	4,327.5	3,589.3	3,554.8

Other manufactures
Machinery and non-transport equipment	1,038.7	1,208.1	1,093.1
Chemicals, fertilisers (excl. crude), plastics, etc.	550.9	926.8	572.0
Transport equipment	403.9	322.8	248.7
Leather, rubber, other materials, furniture, clothing, etc.	343.1	313.9	279.8
Miscellaneous manufactures and beverages	310.7	336.7	346.6

Total	2,647.3	3,108.3	2,540.2

Manufactures (sum of processed minerals and metals and other)	6,974.8	6,697.6	6,095.0
Confidential and special(b)	4,787.8	9,013.8	6,569.3

Total overseas exports of merchandise goods	35,317.8	56,552.9	43,273.6
Tourism	3,258.0	3,516.0	3,441.0
Other services	7,865.0	8,034.0	7,295.0
Total overseas exports of services	11,123.0	11,550.0	10,735.0

TOTAL OVERSEAS EXPORTS OF GOODS AND SERVICES	46,440.8	68,102.9	54,008.6

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(p)	Preliminary.

(a)	Based on the Standard International Trade Classification (SITC3). Total overseas exports of merchandise goods and service related exports data based on Queensland State Accounts, June quarter 2010. All remaining merchandise exports goods, with the exception of sugar are sourced from the ABS, unpublished foreign trade data, September 2010.

(b)	Sugar data for Australia are held as confidential and included in the ‘Confidential and Special items’ category. Sugar data are only released into the ‘Sugar’ category for Australia after a six month lag. As a result, estimates for “Sugar” for Queensland are based on the Queensland State Accounts estimate of sugar. In addition, some coal exports data (particularly pulverised coal injection coal) is confidentialised by the ABS. These coal exports have been included in the ‘Confidential and Special items’ category since February 2002.

Sources:	ABS unpublished foreign trade data and Queensland State Accounts.

Note:	Amounts have been rounded to the nearest hundred thousand. Consequently amounts may not add to rounded totals.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets. Further planned expansions to port and rail infrastructure will facilitate exports growth.

Queensland exports to a range of overseas markets. Japan has been Queensland’s largest export market for the past decade and received 22.6% of the State’s overseas merchandise exports (excluding non-monetary gold) in 2009-10. Other major export markets in 2009-10 include China (excluding Hong Kong; 16.0%), India (12.1%), South Korea (10.9%), the European Union (10.4%) and Taiwan (5.7%).

The share of Queensland’s merchandise exports destined for North Asia remained high, at 56.0% in 2009-10. Overall, the share and the absolute value of goods exports to China, India and Taiwan has risen significantly over the five years to 2009-10. In 2009-10, exports to the three countries accounted for 33.8% of the value of Queensland’s overseas merchandise exports, compared with 18.4% in 2004 05. In value terms, exports to China, India and Taiwan rose on average by 30.5%, 24.3% and 14.6% per year respectively since 2004 05, supported by strong growth in coal exports.

The share of exports to the U.S. has declined from 7.8% in 2001-02 to only 2.3% in 2009-10. This reflects both a surge in growth in exports to other countries, such as India and China, combined with a 44.0% decline in exports to the U.S. over the period, which partially reflects a fall in beef exports. Beef exports to the U.S. fell following a ban on U.S. beef exports to Japan and Korea due to a case of BSE (mad cow disease) in the U.S. This increased domestic supply in the U.S. As a consequence of the ban, U.S. market share in these two countries fell, to be largely replaced with Australian product. In recent years however, some U.S. exports of beef to both Korea and Japan have resumed.

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The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods(a) (% of total at current prices)

	2007-08	2008-09	2009-10(p)
North Asia Total	50.6	56.7	56.0
South Korea	10.5	11.3	10.9
China	6.9	9.3	16.0
Japan	25.6	29.7	22.6
Taiwan	6.8	5.7	5.7
Hong Kong	0.8	0.7	0.9

South Asia Total	17.8	18.2	21.2
Indonesia	2.3	1.8	2.5
PNG	1.4	1.0	1.6
Singapore	1.2	0.6	0.7
India	8.3	11.7	12.1
Malaysia	1.6	1.0	1.7
Thailand	1.2	0.9	0.9

North America
Canada
US

European Union(b)	15.7	12.6	10.4
New Zealand	2.7	1.6	2.1
Brazil	2.0	2.0	2.3
Other	7.0	6.4	5.3

	100.0	100.0	100.0

(a)	Shares calculated net of non-monetary gold.

(b)	Includes the UK.

(p)	Preliminary

Source:	ABS, unpublished foreign trade data.

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Overseas imports

The nominal value of Queensland’s overseas merchandise imports fell 8.6%, to $31.0 billion in 2009-10. The nominal value of imports fell broadly across most categories, with the greatest falls in the imports of petroleum, petroleum products and related materials (down $463.8 million or 6.4%) and general industrial machinery and equipment as well as machine parts (down $438.9 million or 24.3%). However, imports of road vehicles increased $800.7 million (16.9%) in 2009-10, partially recovering from the fall in 2008-09. The fall in the value of machinery and equipment imports was in line with the fall in machinery and equipment investment in the year.

The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Imports of Goods and Services, Queensland

($ million at current prices)

Import Categories(a)	2007-08	2008-09	2009-10(p)
Live animals, food, beverages & tobacco	967.8	1,132.7	1,162.8
Mineral fuels, petroleum and lubricants	7,583.3	7,301.6	6,955.4
Chemicals	1,406.7	1,762.3	1,446.9
Road motor vehicles	5,964.5	4,740.5	5,541.2
Other machinery and transport equipment	7,988.4	7,959.9	6,429.1
Other manufactured goods	5,670.0	6,744.4	6,196.4
Other	2,779.3	4,331.1	3,311.3

Total overseas imports of goods	32,360.0	33,972.4	31,043.2

Tourism	2,543.0	2,938.0	3,056.0
Other services	7,627.0	7,879.0	6,999.0
Total overseas imports of services	10,170.0	10,816.0	10,053.0

TOTAL OVERSEAS IMPORTS OF GOODS AND SERVICES	42,530.0	44,788.4	41,096.2

(p)	Preliminary.

(a)	Based on the Standard International Trade Classification (SITC3). Total overseas imports of merchandise goods and services data based on Queensland State Accounts, June quarter 2010. All remaining merchandise imports goods data are sourced from the ABS, unpublished foreign trade data, October 2010.

Note:	Amounts have been rounded to the nearest hundred thousand. Consequently, amounts may not add to rounded totals.

Source:	ABS unpublished foreign trade data, Queensland State Accounts.

Employment and Income

Queensland’s population broke the 4 million barrier in September quarter 2005, and has continued to grow strongly since then, reaching 4,498,900 persons by the end of March 2010. Over the five years to March 2010, the State’s population increased at an average annual rate of 2.5%, compared with 1.7% growth in the rest of Australia.

Over the five year period to 2009-10, Queensland’s labour force increased by 17.3%. The State’s labour force participation rate increased 1.9 percentage points over the five years to 2009-10, to 67.5%, remaining consistently higher than the rest of Australia average over the period.

Employment in Queensland increased by 16.4% over the five years to 2009-10, compared with 11.7% growth in the rest of Australia. As a result, Queensland created 320,100 new jobs, equating to 25.8% of all jobs created in Australia over the period. The following table shows changes in Queensland’s employment by industry over the past five years.

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Employed Persons by Industry, Queensland

	2004-05 (‘000)	2008-10 (‘000)	% Change 2004-05 to 2009-10	% Share of total employment 2009-10
Agriculture, forestry & fishing	76.7	89.5	16.7	4.0
Mining	24.5	43.2	76.1	1.9
Manufacturing	195.2	188.4	-3.5	8.3
Electricity, gas, water & waste services	17.5	28.5	63.0	1.3
Construction	187.2	235.7	25.9	10.4
Wholesale Trade	71.7	82.4	14.9	3.6
Retail Trade	246.2	255.1	3.6	11.3
Accommodation & food services	146.3	162.4	11.0	7.2
Transport, postal & warehousing	107.3	132.7	23.7	5.9
Information media & telecommunications	36.9	29.4	-20.3	1.3
Financial & insurance services	51.8	57.7	11.4	2.5
Rental, hiring & real estate services	46.0	50.8	10.5	2.2
Professional, scientific & technical services	116.2	150.9	29.9	6.7
Administrative & support services	61.8	78.4	26.8	3.5
Public administration & safety	113.2	137.5	21.5	6.1
Education & training	147.8	161.2	9.1	7.1
Health care & social assistance	181.9	246.9	35.7	10.9
Arts & recreation services	33.3	38.0	14.0	1.7
Other services	82.3	96.7	17.5	4.3
TOTAL (a)	1,943.6	2,265.3	16.5	100.0

(a)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the year average of aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Employment in Queensland grew a modest 0.9% in 2009-10, reflecting the decline in private domestic economic activity in the year. While employment growth weakened, labour force growth remained robust, reflecting strong population growth and a relatively stable participation rate. As a result, Queensland’s year-average unemployment rate rose to 5.7% in 2009-10, but still remained very low by historical standards.

Prices

The Brisbane consumer price index (CPI) rose 2.7% in 2009-10, a moderation from the 3.7% growth recorded in 2008-09. The national CPI rose 2.3% in 2009-10 and 3.1% in 2008-09.

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Income

The most recent figures available for average weekly earnings and household income per capita are listed below:

Measures of Income

State	Household Income per capita 2008-09	Average Weekly Earnings 2009-08
	$	$
Queensland	45,308	979.6
New South Wales	49,648	976.5
Victoria	47,928	916.8
South Australia	45,208	861.8
Western Australia	53,899	1044.2
Tasmania	44,306	795.0
Australia	48,774	961.5

Sources:	ABS 5220.0 and 6302.0.

Queensland recorded growth in average weekly earnings of 6.2% in 2009-10, compared with 5.3% growth nationally.

Wages Policy

Historically, wages in Australia have been strongly influenced by both federal and state-based Industrial Relations Commissions and their predecessors. Through a process of (at times compulsory) conciliation and arbitration, these bodies established “awards” which set minimum wages and conditions across a wide range of industries and occupations.

The Australian Labour Party held office at the federal government level from 1983 to 1996. A central component of its industrial relations policy was the Prices and Incomes Accord, an agreement between the Australian Government and the Unions’ peak body, the Australian Council of Trade Unions (ACTU). From 1983 to 1991, the wage fixing system was highly centralised. In an effort to foster growth in GDP and employment, real wages were constrained with some compensation provided in non wage forms, such as the provision of a free universal health care system.

Since 1991, the focus of wages policy has shifted to the enterprise level. Enterprise agreements have been pursued to allow more flexible and productive workplace-based arrangements. The emphasis has changed from across-the-board wage increases flowing to most employees throughout the economy, to differentiated wage increases at the workplace level, in exchange for productivity improvements. Aggregate wage outcomes have remained moderate during the transition to a more decentralised system, enabling an economic environment of low inflation and strong employment growth.

Enterprise bargaining has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the Award system of centralised wage-fixing as the dominant method of structured wages negotiation in Australia. As of June 2006, 1.2% of Australian workers were covered by collective agreements, making it the most common type of wage-setting agreement. In comparison, 39.8% of workers were covered by individual agreements with only 19% covered by awards only.

In 1999, the Queensland Government enacted the Industrial Relations Act 1999, which applied to the estimated 70% of employees in Queensland who were covered by the State industrial relations system. It was estimated that approximately 55% of employees in Queensland were covered by State awards and agreements. Passage of the Federal Government’s WorkChoices amendments to the Workplace Relations Act 1996 (Cwth) in 2006 has reduced coverage of the State industrial relations jurisdiction to around 40% of the State’s workforce, with around one-third of these employees (13%) being employed in the State public sector.

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The Australian Labor Party formed government following the federal election held on November 24, 2007 and held power following an election in 2010. Although the current Federal Government’s policies provide for an increase in collective bargaining, it is not expected that the progressive transition to a more decentralised system will be substantively altered.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2009-10(a)

(Chain volume measures)

Sector	Queensland ($ millions)	Australia ($ millions)	Queensland as a % of Australia
Agriculture, forestry and fishing	6,012	27,389	22.0
Mining	36,133	121,513	29.7
Manufacturing	19,958	111,057	18.0
Services(b)	177,037	939,641	18.8

TOTAL	239,139	1,199,600	19.9

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.

(b)	Includes general government and ownership of dwellings.

Source: ABS 5220.0.

Mining

Over the past decade, the mining sector of Queensland’s economy has provided a strong stimulus to State growth. Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc.

In 2009-10, Queensland accounted for 29.7% of the nation’s total mining output, broadly in line with the 10 year average. Currently, Queensland is the second largest contributor of any state or territory to Australia’s total mining output.

In 2009-10, Queensland’s mining industry accounted for 15.1% of the State’s total industry gross value added.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment, direct and indirect employment, and regional development. Mining also provides a base for a number of the State’s leading value-added industries.

The value and quantity of selected minerals produced in Queensland from 2004-05 to 2008 09 (latest data available) are shown in the following tables.

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Queensland Mineral Production –Value

($ millions)

Mineral	2004-05	2005-06	2006-07	2007-08	2008-09
Black coal	10,347	17,432	15,925	17,025	41,498
Copper concentrate	1,707	1,616	2,947	3,198	2,308
Gold Bullion (b)	315	386	447	429	510
Bauxite	263	284	279	233	231
Lead Concentrate (c)	1,356	1,015	867	1,954	1,434
Crude Oil	903	1,930	3,191	2,159	1,595
Zinc Concentrate	143	212	224	340	493
Natural Gas	469	352	361	283	337
Other	519	565	661	1,097	1,024

TOTAL	16,022	23,788	24,902	26,718	49,430

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.

(b)	Includes alluvial gold.

(c)	Includes a significant component of silver.

Source: Queensland Department of Employment, Economic Development and Innovation.

Queensland’s Principal Mineral Production -Volumes

Mineral	2004-05	2005-06	2006-07	2007-08	2008-09
Black coal (‘000t)	172,666	171,689	184,082	180,476	190,553
Copper concentrate (‘000t)	1,329	1,474	1,285	1,419	1,348
Gold Bullion (kg) (a)	34,845	27,526	32,951	25,938	22,143
Bauxite (‘000t)	13,798	16,013	17,380	19,386	17,415
Lead concentrate (‘000t) (b)	804	804	654	763	665
Zinc concentrate (‘000t)	1,540	1,587	1,581	1,641	1,661
Crude oil (megalitres)	418	419	457	554	550
Natural gas (gigalitres)	4,766	3,170	3,080	2,144	2,012

(a)	Includes alluvial gold.

(b)	Includes a significant component of silver.

Source: Queensland Department of Employment, Economic Development and Innovation.

Coal

In 2008-09, coal remained Queensland’s most significant mineral commodity, accounting for 84.0% of mineral production by value. In 2008-09, the quantity of coal produced in Queensland rose by 5.6% to 190.6 million tonnes. The larger rise in the value of coal production (up 143.7%) to $41.5 billion was primarily due to higher average coal export prices in A$ terms in the year.

Coal is also Queensland’s leading export commodity, with the value of non-confidentialised exports totalling $20.5 billion in 2009-10 (this excludes coal exports which have been confidentialised by the Australian Bureau of Statistics, such as pulverised coal injection exports). In 2009-10, the value of non-confidentialised coal exports accounted for 47.4% of Queensland’s total merchandise exports. According to data from the Department of Employment, Economic Development and Innovation, saleable coal export tonnages rose 14.3% in 2009-10, as strong demand from emerging Asia in particular supported export volumes through the year.

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Copper

In 2008-09, the quantity of copper concentrate produced in Queensland fell by 5.0%, to 1.3 million tonnes. The value of copper production fell by 27.8% over the same time period, reflecting the decline in production, as well as a fall in prices.

Gold

The value of gold produced in Queensland rose by 19.1% in 2008-09, to $510 million, driven by a rise in prices in the year, as production fell 14.6%.

Bauxite

The value of Queensland’s bauxite production fell by only 0.9% in 2008-09, to $23 million, despite a 10.2% fall in production.

Lead and Zinc

In Queensland, the value of lead and zinc production fell by 26.6% and 26.1% respectively, driven primarily by falling prices in both cases. Lead production fell 12.8% in the year, while zinc production rose 1.2%.

Crude Oil and Natural Gas

The value of crude oil produced in Queensland increased by 45.1% in 2008-09, reflecting a sharp rise in prices, as production fell 0.8%.

The value of natural gas production in Queensland rose by 19.4% in 2008 09, despite the volume of natural gas production declining 6.2%.

Agriculture

The agriculture, forestry and fishing sector in Queensland accounted for 2.5% of Queensland’s industry gross value added and 22.0% of Australia’s total agricultural production in 2009-10. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2009-10, 55.8% of the gross value of Queensland’s agricultural production was derived from four products: beef, sugar, grain and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, tobacco, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

In 2009-10, Queensland’s gross value of agricultural production increased an estimated 1.2%, to $10.3 billion.

The following table presents figures on the gross value and volume of agricultural commodities produced in Queensland over the five years to 2009-10.

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Queensland’s Major Agricultural Commodities Value and Volume of Production

	2005-06	2006-07	2007-08	2008-09	2009-10
Gross Value ($m)
Slaughtering and other disposals	4,125	4,361	3,976	4,033	4,046
Cattle and calves	3,607	3,816	3,315	3,366	3,380
Poultry	223	240	315	351	355
Pigs	230	237	234	242	235
Sheep	49	45	57	60	45
Sugar cane	963	1,122	799	968	1,425
Wool	106	120	103	87	100
Cereals	454	421	1,100	1,075	577
Horticulture (a)	1,856	2,462	2,088	1,923	2,138
Dairying (total whole milk production)	218	207	252	293	295
Cotton	359	121	79	325	355
Other	627	856	1,395	1,444	1,338

Total	8,708	9,670	9,792	10,148	10,274

Volume of Production
Beef and veal (‘000 tonnes)	1,057	1,110	1,033	1,003	1,007
Sugar cane (‘000 tonnes)	35,899	33,755	32,452	30,166	na
Wool (‘000 kg)	14,377	13,761	10,602	10,398	na
Wheat (‘000 tonnes)	1,218	777	954	2,016	1,374
Cotton lint (‘000 tonnes)	194	60	40	151	131

(a)	Vegetables, fruits and nuts, and grapes.

Sources:	ABS 7215.0; Queensland Primary Industries and Fisheries: Prospects Update, various issues; Australian Sugar Yearbook 2009 and ABARE Australian Commodity Statistics, 2010.

The value of Queensland’s agricultural production rose 1.2% in 2009-10, supported by an increase in the value of sugar cane, cotton and horticulture production. In contrast, the value of cereals production fell 46.3%.

Meat and Poultry

The volume of production of beef and veal rose 0.4% in 2009-10, reflecting good weather in previous years, which has facilitated herd rebuilding.

Grains

Queensland wheat production fell relatively sharply in 2009-10, from 2,016 kilotonnes to 1,374 kilotonnes. However, this only partially reversed the 111.3% rise in production in the previous year.

Sugar

Queensland’s sugar cane production for crushing was 30.2 million tonnes in 2008-09. The value of sugar cane production increased 21.2% in 2008-09, due to a rise in the price of sugar cane in the year. The value of sugar production rose a further 47.2% in 2009-10, largely reflecting higher prices in the year.

Wool

The volume of wool produced in Queensland declined by 1.9%, to 10.4 kilotonnes in 2008-09. Lower wool demand, attributed to the global economic downturn, together with higher lamb prices, contributed to this fall in wool production.

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Other Primary Industries

Timber-Based Industries

The Queensland Department of Employment, Economic Development and Innovation estimated that forestry production in Queensland totalled $524 million in 2009-10. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings. Most timber plantations in Queensland are softwood, almost all of which is owned by the State Government, but has now been leased to private enterprise.

Fisheries

The Queensland Department of Employment, Economic Development and Innovation estimated that fisheries production in Queensland totalled $459 million in 2009-10. Commercial fishing operations constituted nearly two-thirds of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2009-10, the manufacturing sector accounted for 8.3% of Queensland’s industry gross value added. Queensland’s share of Australia’s total manufacturing output was 18.0% in 2009-10.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialised nations, the relative importance of manufacturing has declined in favour of service-based industries over time.

In 2006-07 (the latest available data), more than half of the manufacturing industry’s turnover was accounted for by two sub sectors: food, beverages and tobacco (23.1%) and metal products (28.0%). Queensland’s nominal manufacturing turnover increased by 9.8% in the same financial year.

The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totalled $6.1 billion in 2009-10. The value of manufactured exports overseas rose by almost 80% between 2003-04 and 2007-08, before falling 4.0% in 2008-09 and a further 9.0% in 2009-10. An 18.3% fall in the value of other manufactured goods exports drove the 9.0% fall in 2009-10, while processed minerals and metals exports declined a marginal 1.0% in the year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometres of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National now active in Queensland, while the coal and freight components of the previously government owned Queensland Rail have now been privatised. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerised freight are hauled by both rail and road.

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The Queensland road network, extending approximately 273,000 lane kilometres, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has four international airports as well as a large network of commercial domestic airports and private airfields. Brisbane airport is the third busiest in the country behind Sydney and Melbourne. While growth is based predominantly on tourism, the increase in flights has provided a variety of non tourism related business opportunities.

Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation, comprehensive commercial and public radio networks. Broadband internet services are also available in all major centres across the State.

Construction

The Queensland building and construction industry directly provided 10.4% of employment in the State during 2009-10.

Dwelling investment in Queensland declined 3.6% in 2009-10, largely driven by a 14.1% fall in medium-to-high density construction (including high rises, townhouses and units). This type of activity requires significant levels of specialised financing, the sources of which have been impacted since late 2008 when the global financial crisis intensified. In comparison, dwelling investment nationally rose by 1.7% in 2009-10. However, robust population and income growth are expected to support demand for residential construction in Queensland in the medium term.

Private non dwelling construction in Queensland declined by 15.3% in 2009-10, following a tripling in the real level of activity over the previous seven year period. Driven by falls in commercial and industrial building construction, private non residential building investment declined 23.7% in 2009-10. Prior additions to the supply of office space saw office vacancy rates rise sharply in the year, hampering the viability of new office projects. Subdued consumption growth saw construction of retail and wholesale facilities fall in the year. Meanwhile, construction of private education facilities was supported by the Federal Government’s Building the Education Revolution program. Engineering construction fell 3.3% in 2009-10, the first decline since 2003-04. Engineering construction began the year at the historical high level, reflecting momentum from previous mining and transport projects. However, with the completion of some major private sector infrastructure works in South East Queensland in early 2010, and the fragility of the global recovery weighing on investment decisions, engineering construction weakened through the year.

Tourism

Tourism accounted for an estimated 5.8% of overall GSP in the State in 2003-04 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometres of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs, and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water skiing, fishing, cruising, and a variety of other sporting activities. West of the coast, the rugged rainforest covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views. The Gold Coast’s natural attractions have been supplemented by developments including extensive canal developments, theme parks, world class golf courses and internationally-recognised restaurants and entertainment venues.

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The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centres on the coast. In all, there are more than 20 resort islands located off the Queensland coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international centre for big game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

Queensland’s tourism services exports (including overseas and interstate tourism) rose by 2.2% in 2009-10, following a decline of 7.3% in 2008-09. A strong A$ and subdued economic activity in many source countries saw overseas tourism exports fall 3.0% in 2009-10. However, this weakness was more than offset by a 6.5% rise in interstate tourism exports, which benefitted from stronger domestic economic activity in the rest of Australia, as well as recovering from a 15.9% decline in 2008-09, which was adversely affected by unusual weather events, floods in North Queensland and an oil spill near Moreton Island.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each State and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the States and the Commonwealth led to an agreement in 1927, recognising that it was in the interests of all to cooperate when borrowing in these markets. This agreement, known as the Financial Agreement, established the Australian Loan Council to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

The Financial Agreement does not bind the many bodies set up under Commonwealth or State statutes, such as central borrowing authorities, local governments, government owned corporations and other statutory bodies, which may enter the market directly and issue stock either in their own names or through a central borrowing authority. Until June 1984, borrowings by these semi government authorities and local governments were controlled by the Loan Council under what was known as the Gentlemen’s Agreement, which had no legal status. From 1984 until 1993, borrowing arrangements for these authorities were determined by reference to the Global Approach, which imposed aggregate quantitative controls (global limits) on borrowing by Commonwealth and State authorities.

The Financial Agreement also established the State Government’s Loan Council Program (the “Loan Program”) to provide a mechanism by which the Commonwealth borrowed on behalf of the States for the purpose of financing capital expenditure. The rationale for this coordinated approach was that funds could be raised for the States on more favourable terms than if States individually undertook their own borrowings.

Until the early 1970s the Loan Program was the main source of funds for capital expenditure by the States. However, States found it necessary to rely increasingly on borrowing by semi-government authorities to fund capital expenditures. Most States established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities, which were monitored in the framework of the Global Approach. Over the last 20 years of its existence, the Loan Program consisted of both a loan component and a grant component. During the 1980s, the loan component was primarily concessional loans for public housing. After 1989-90, the Loan Program consisted solely of general purpose capital grants, which have since been abolished.

Until 1990-91, under the Financial Agreement, the Commonwealth Government undertook borrowings in the market in its own name and then on lent the funds to the States. The Loan Council determined the terms and conditions of all loans raised by the Commonwealth on behalf of the States as well as the terms and conditions for loans raised by the Commonwealth for its own use. States were unrestricted in their use of these funds as they were directly substitutable for direct general purpose borrowings by the States in their own names in the market.

The June 1990 Loan Council meeting agreed that the States would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the States and Territories. The Loan Council decision has also meant that from June 30, 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with State and Territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-State financial relations. They placed full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State Governments to greater scrutiny by the community and financial markets.

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From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and State Governments. The new arrangements were endorsed in principle at a special Loan Council meeting in Perth in December 1992 and were approved for implementation at the July 1993 Loan Council meeting.

The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus. The rationale for the switch in focus from global limits to an aggregate based on the deficit/surplus as a measure of the financing requirement is that the Global Approach focussed on gross new borrowings by jurisdictions rather than their net call on financial markets; the latter is a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements the Commonwealth and each State and Territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example finance and operating leases).

Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. The nature of any adjustment and its allocation across governments would be negotiated by Loan Council members. Important considerations in these negotiations would be the comparative fiscal circumstances, infrastructure requirements and capital needs of particular governments. Secondly, if Loan Council has concerns about the fiscal outlook for a jurisdiction it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

For 2009-10, the Queensland LCA Outcome was a deficit of $10.029 billion. This deficit reflects the high level of investment in infrastructure by the general government and public non-financial corporations.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009. The scheme became operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing A$ benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (CGG) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State. Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (SGG) yield curve, QTC has begun issuing SGG bond lines in parallel to the existing CGG lines and has begun offering investors opportunities to swap some CGG lines for SGG lines

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Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the States. The Commonwealth also has exclusive constitutional power to impose excise duty, a goods and services tax and customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The States impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the States. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments on the basis of the principle of horizontal fiscal equalisation. This principle requires State governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services to the same standard. The level of financial assistance granted to the States was decided in the context of the annual Premiers’ Conference with the Commonwealth.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the States for specified purposes or with conditions attached. Although these grants for specific purpose have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

At the 1994 Premiers’ Conference, financial arrangements were adopted to apply a real per capita guarantee to the total amount of financial assistance grants over the three year period from 1994-95 to 1996-97. Subsequent Conferences confirmed this guarantee until 2000-2001. Application of the guarantee was overtaken by the introduction of the Commonwealth’s Goods and Services Tax on July 1, 2000 and the associated reform of Commonwealth-State financial relations.

Commonwealth-State Relations under National Tax Reform

The introduction of a Goods and Services Tax (GST) was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

The main features of the IGA include:

•

the provision to the States of all revenue from the GST, a broad-based consumption tax. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the States;

•	the abolition of financial assistance grants to the States; and

•

the abolition of a number of State taxes. In Queensland’s case, this includes the abolition of nine taxes over the period 2001 to 2013 in order to improve the overall efficiency of the national taxation system.

A New Reform Agenda

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework is on significantly reducing Commonwealth prescriptions on service delivery by the States, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

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A new agreement—the Intergovernmental Agreement on Federal Financial Relations—was signed by Australian governments in late 2008. The main features of the new framework include:

•

a significant reduction of the number of payments for specific purposes, without reducing the overall level of payments. A large number of these payments (which numbered around 90) were to be rationalized into five broader specific purpose payments supported by new national agreements in the areas of healthcare, schools, skills and workforce development; disabilities services; and housing.

•

a significant reduction in the conditions imposed on specific purpose payments by the Commonwealth through a change in focus towards agreement on outcomes that represent the improvement in the well-being of Australians, without stipulating precisely how the States achieve the outcomes or deliver services;

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives;

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward reforms; and

•	the continued provision of all GST revenue to the States.

In 2009-10 general revenue assistance, predominantly made up of GST revenue, represented 20% of Queensland Government revenue, while payments for specific purposes represented 29%.

Henry Tax Review

On May 11, 2008, the Federal Treasurer announced a comprehensive review of Australia’s tax system—“Australia’s Future Tax System”—to design a tax structure that positions Australia to deal with the demographic, social, economic and environmental challenges of the 21st century and enhance Australia’s economic and social outcomes. The Review encompassed Australian Government, State and local taxes and interactions with the transfer system.

The Review delivered its final report to the Federal Treasurer in December 2009. On May 2, 2010, the Federal Treasurer released the final report of the Review and the Australian Government’s response to it.

The Australian Government’s response – Stronger Fairer Simpler: A tax plan for our future – focused on a package of measures funded by the introduction of a mining tax, similar but not identical to the Australian Government’s current petroleum resource rent tax, to commence from July 1, 2012. As part of the tax reform package, states are to receive funding from a Regional Infrastructure Fund financed from some of the revenues derived from the new tax.

Following the federal election in August 2010, the Australian Government announced a national summit on tax reform scheduled to take place by June 2011. Reform of state taxation may be one of the issues under consideration.

National Health reform

In April 2010, COAG, with the exception of Western Australia, reached agreement on the establishment of a National Health and Hospitals Network (NHHN), representing a major reform of federal and state roles and responsibilities in the management and funding of the health care system. It was agreed that:

•	the Australian Government will become the majority funder of Australian public hospitals, by funding 60% of the efficient price of all public hospital services delivered to public patients

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•

the Australian Government will have funding and policy responsibility for GP and primary health care services, and aged care services. States will work together with the Australian Government on system wide primary health care policy and integration of service planning and delivery

•	responsibility for hospital management will be devolved to new Local Hospital Networks

•

Local Hospital Networks will generally be paid on the basis of a national efficient price for each public hospital service they provide to public patients under Local Hospital Network Service Agreements with the States.

It was also agreed that the Australian Government would provide $5.4 billion to states from July 1, 2010 for National Partnership reforms and investments to tackle key pressure points now and help meet the growing demands of the future.

As the NHHN package requires the Australian Government to be responsible for absorbing the majority of cost growth in the health and hospital system, the increasing impact of population ageing on state budgets should be alleviated.

These reforms will be financed through a combination of:

•	funding sourced from the National Healthcare Specific Purpose Payment

•	an agreed amount of State GST revenue, which would then be allocated to health and hospitals reform

•	additional top-up funding from the Australian Government, reflecting the Australian Government’s greater responsibility for financing growth in hospital costs.

The agreed amount of GST revenue for each State will be retained and allocated to health and hospital services in that State. For the years 2011-12 to 2013-14, there will be no net impact on state budgets as the amount of GST dedicated to health for each State will adjust to the level required for the Commonwealth to meet its funding commitments under the Agreement without resort to additional top-up funding.

The amount of GST to be retained and allocated to health and hospitals will be fixed from 2014 15, based on 2013-14 costs, growing only by the growth in the national GST pool. From 2014 15, any additional funding required to meet the Commonwealth’s funding commitments will be provided by the Australian Government in the form of top-up funding.

The Australian Government estimates that approximately one-third of GST revenue will be dedicated nationally to state health and hospital services, although the estimates of dedicated GST for each State will vary. In Queensland’s case, the Australian Government estimates that 40% of the State’s GST will be dedicated to health and hospital services in 2011-12, 43% in 2012-13 and 44% in 2013-14. The Australian Government’s estimates of dedicated GST revenue for Queensland reflect a combination of the State Government’s relatively high expenditure on health and hospital services and relatively low share of the national GST revenue pool. As indicated above, all dedicated GST derived from Queensland will effectively be returned to Queensland.

The Australian Government’s estimates of dedicated GST revenue should be regarded as provisional until the details of the new arrangements, including the determination of the health and hospital activities within the scope of the reforms, are finalised. The final determination of dedicated GST revenue for Queensland will depend on these finalised arrangements, as well as the State’s actual health and hospital expenditure and share of GST revenue in that year.

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The NHHN reforms will provide an increasing benefit to States from 2014-15 as the rate of growth of health and hospital costs is expected to exceed the rate of growth of GST. The Australian Government will absorb an estimated $15.6 billion in additional growth costs from 2014 15 to 2019 20 by “topping up” payments to the States. It is estimated that Queensland’s share of this ‘top-up’ funding will be approximately $3.4 billion.

It was agreed that the NHHN will be implemented so that no state government will be worse off in respect of Commonwealth transfers in the short-term and all will be better off in the long-term. To give effect to this, the Australian Government will guarantee that total top-up payments during the period 2014-15 to 2019-20 will be no less than $15.6 billion. If the Australian Government’s top up payments do not meet the guaranteed $15.6 billion, the Australian Government will provide the States with the residual. The States must spend this residual as additional funding for health services that will assist in ameliorating the growth in demand for hospital services.

While the Australian Government and most state governments support the reforms, they are still to be considered by the Australian Parliament.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

Budget Process

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various Acts of Parliament while Parliament approves of expenditure in Appropriation Acts.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament in about August/September and approve expenditure for the next financial year (i.e. the Budget year). These Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year until the Bill receives assent and also supplementary appropriation for the previous fiscal year for unforeseen expenses that occurred in that fiscal year. There is one Act for the Legislative Assembly and one for all other agencies.

Policy Settings for the 2010-11 Budget

Like many jurisdictions around the globe, the unprecedented economic and financial conditions arising from the global financial crisis have had significant adverse effects on the State’s financial position. In response, the Government’s 2009-10 Budget established a revised fiscal strategy, setting out how it would restore Queensland’s traditionally strong financial position, while maintaining services and continuing to deliver its commitments to the community.

To ensure the fiscal strategy is transparent and credible, the Government introduced the Financial Accountability Act 2009 which, among other things, requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility giving details of the Government’s fiscal objectives and the fiscal principles that support those objectives.

The 2010-11 Budget was focused on consolidating Queensland’s financial position as the economy recovered, particularly in relation to reducing forecast borrowing levels and operating deficits relative to previous fiscal updates. The mechanism established to achieve this involves ensuring the majority of forecast improvements in revenue, associated with economic growth, are applied to reduce deficits and borrowings. Expenditure growth will be highly prioritised, with further agency efficiencies implemented to provide a source of funding for growth in front-line service delivery requirements.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report will be tabled and published each year in the Budget papers and Mid Year Fiscal and Economic Review.

The fiscal principles of the Queensland Government are broadly based around three themes: fiscal sustainability; a competitive tax regime; and managing the State’s balance sheet. The fiscal principles are detailed below:

Fiscal Sustainability

The principles recognise intergenerational equity in government service delivery and taxation. Broadly, each generation should pay for the services it consumes. It would not be equitable for the present generation to leave a debt for services they enjoyed, to be paid for by future generations. Conversely, future generations should pay for that part of the services they consume from long life assets, such as infrastructure.

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•

In the General Government sector, meet all operating expenses from operating revenue (where operating revenue is defined as total revenue from transactions and operating expenses are defined as total expenses from transactions less depreciation)

The Government must balance the cost of their activities with the revenues raised by taxation, royalties and income from business activities.

•	Growth in own-purpose expenses in the General Government sector to not exceed real per capita growth

Until the Government achieves an operating surplus, growth in state own purposes expenses (excluding Commonwealth related expenses) will be limited to inflation and population growth;

•	Achieve a General Government net operating surplus as soon as possible, but no later than 2015-16

The approach to expenses growth, together with the impact of the large asset sales program not yet factored into the forward estimates, is aimed at achieving a net operating surplus in the General Government sector by 2015-16, and depending on the strength of the recovery, possibly sooner;

Competitive Tax Regime

One of the Queensland Government’s key fiscal objectives is to maintain a competitive tax environment. While the Government needs to raise sufficient revenue to meet the service and infrastructure needs of the State, it is important that business has a low cost environment, to promote economic development and jobs growth.

•	Maintain a competitive tax environment for business

The Government will maintain a competitive tax environment for business development and jobs growth by ensuring that State taxes and charges remain competitive with the other states and territories;

Managing the State’s Balance Sheet

The provision of adequate levels of infrastructure is an ongoing challenge for a state such as Queensland that continues to experience higher levels of economic and population growth than the national average. In meeting this challenge, the Government funds capital expenditure well above the average of the other states and territories, in per capita terms.

Queensland funds its capital program primarily through borrowing, recognising the interest, operating and depreciation costs on the operating statement. It will also be necessary to borrow to fund operating deficits. While the balance sheet of the Queensland Government remains strong, the increased borrowing, coupled with a significant fall in revenue arising as a result of the global financial crisis has led to an increase in the ratio of net financial liabilities to revenue, which is a measure used by financial markets to assess financial sustainability.

At the time of the 2010-11 Budget, this ratio was expected to be 116% at the end of the 2010-11 financial year and to stabilise at around 110% after completion of the asset sales program.

•	Stabilise net financial liabilities as a proportion of revenue in the Non-financial Public sector

The provision of adequate levels of infrastructure for the State to support the higher levels of economic and population growth in comparison to the national average;

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Queensland has a long history of setting aside funds to accumulate financial assets sufficient to meet future liabilities, the largest being for future employee entitlements, in particular superannuation. Queensland is therefore far better placed than other state governments to meet future accruing liabilities, as most other jurisdictions have substantial unfunded superannuation and other employee liabilities.

The State’s policy of setting aside funds to meet future liabilities and reinvesting all earnings provides the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community.

•	Target full funding of long-term liabilities such as superannuation in accordance with actuarial advice

The State’s policy of setting aside funds to accumulate financial assets sufficient to meet future liabilities and reinvesting all earnings provies the capacity to manage cycles in investment markets without affecting the Government’s ability to fund services to the community.

Measures introduced since the 2008-09 Budget

Since the 2008-09 Budget, the Queensland Government has taken a number of measures, totalling some $5.4 billion over four years, to improve the State’s financial position. The measures include:

•	Abolition of the Queensland Fuel Subsidy Scheme - The Government decided to cease the Queensland Fuel Subsidy Scheme from July 1, 2009, saving around $2.4 billion over four years.

•

Further public sector efficiency measures - Given the savings to be derived from machinery of government reforms as well as the savings being realised through efficiency and productivity improvements in the areas of corporate overheads, travel, publication, marketing and communication costs, savings targets have been increased to a total of $400 million per year from 2012-13. These savings targets will not impact on front line service delivery.

•

Reform to local government grants and subsidy programs - The Government has decided to overhaul the current suite of local government grant and subsidy programs. The current programs will cease on June 16, 2009. A new $45 million per annum local government infrastructure program will be introduced which will be more targeted.

•	Taxation measures announced in the 2008-09 Mid Year Fiscal and Economic Review:

•	The Government has increased motor vehicle registration fees commencing July 1, 2009.

•

The abolition of duty on the transfer of core business assets has been deferred to now occur by July 1, 2013, in accordance with the timeframe included in the new Intergovernmental Agreement on Federal Financial Relations.

•	The tax rate on gaming machine win on casino gaming machines has increased, to reduce the disparity between rates in casinos and those applicable to large clubs and hotels.

•

From July 1, 2009, a 0.5% surcharge applies where the aggregate value of all land (for land tax purposes) exceeds $5 million. The surcharge will apply only to the portion of the value exceeding $5 million.

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•

Wages policy - The Government is committed to maintaining wage increases as prescribed in the Memorandum of Understanding (MOU) with unions for all agreements covered by the MOU. All other agreements that have expired or are due to expire by December 31, 2009, had until September 1, 2009 to reach an agreement. Where an agreement was not reached by this date, and for agreements expiring after December 31, 2009, a new Government wages policy applies, which limits wage increases to 2.5% per annum until the Budget returns to surplus. The new policy was applied to Chief Executives, Senior Executives and Senior Officers and their equivalents from July 1, 2009.

•

Changes to procurement policy - While the Government will continue to consider alliance contracting where appropriate, in selecting procurement approaches for each major project, the Government will be particularly focused on driving competitive, value for money project delivery outcomes which reflect current market conditions.

•

Government-owned corporation reform - The Government has been working with its Government-owned corporations (GOCs) to improve their efficiency, effectiveness and accountability. The aim has been to provide GOCs with appropriate organizational structures and incentive frameworks to allow them to operate to their full commercial potential.

•

Closure of the defined benefit scheme - Earlier in 2008-09 the Government announced the closure of QSuper’s defined benefit account to new members, effective from the date of announcement. This action was taken to protect the current entitlements of existing defined benefit members and to ensure that the scheme’s liabilities are not exposed to risks that flow from the decline in global equity markets.

•

Asset sales - In order to protect the State’s capital program while maintaining a prudent fiscal approach, the Government announced, on June 2, 2009, a significant infrastructure assets reform and sale program. This program will involve:

•	the sale of a licence to manage Queensland’s forestry plantations for $603 million, finalised in June 2010,

•	the sale of the 99-year lease of the Port of Brisbane for $2.1 billion, finalised in November 2010,

•

the public float of QR Limited’s (QR) above and below rail coal businesses and assets (now known as QR National) in November 2010. The State received $4.6 billion in proceeds from the float and currently retains 34% of QR National, valued at $2.1 billion based on IPO pricing,

•

Queensland Motorways Limited being transferred at market value (currently estimated at around $3 billion) to the Queensland Investment Corporation’s Defined Benefits Fund, to strengthen the State’s superannuation scheme and the structure of the State’s balance sheet. The transaction is expected to be completed by June 30, 2011, and

•	a 99-year lease of the Abbot Point Coal Terminal, with a competitive bidding process already commenced. The transaction is expected to be completed prior to June 30, 2011.

The sale program is also expected to result in approximately $10 billion in required capital investment over the next five years being avoided. The impact of the asset sales, other than Forestry Plantations Queensland, was not factored into the 2010-11 Budget estimates.

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Reporting on Social Outcomes

An important part of government accountability is the requirement to publish regular, informative reports on the outcomes of the Government’s activities against previously announced objectives.

Outcome reports will now be framed around the revised plans and priorities contained in Towards Q2 – Tomorrow’s Queensland. Within each of these areas, long-term measurable targets have been identified.

Toward Q2: Tomorrow’s Queensland

In September 2008, the Queensland Government announced revised plans and priorities for the future with the launch of Towards Q2 – Tomorrow’s Queensland. Towards Q2 is framed around five ambitions.

1.	Strong: We want to create a diverse economy powered by bright ideas;

2.	Green: We want to protect our lifestyle and environment;

3.	Smart: We want to deliver world-class education and training;

4.	Healthy: We want to make Queenslanders Australia’s healthiest people; and

5.	Fair: We want to support a safe and caring community.

The Queensland Government has set new accountability measures to drive improved performance across its agencies as follows:

•	Agency agreements

Agencies responsible for contributing to the achievement of the targets will sign agreements identifying the objectives they must meet and what they will do to meet them. A lead agency will be assigned for each target to coordinate the government’s efforts. State Cabinet will approve these agreements and agencies will need to demonstrate they are taking action to meet the targets;

•	Ministerial responsibility Ministerial

Charter letters will outline the Premier’s expectation that Ministers will ensure their departments are taking firm action to meet the targets;

•	CEO accountability

Directors-General will be accountable for their department’s progress toward the targets. This will be written into their performance agreements with the Premier;

•	Funding

Initiatives and programs that contribute to meeting the targets will be given priority in decisions about the allocation of new and existing funding; and

•	Reporting

Since the data for each of the targets is collected by a range of groups, such as the Australian Bureau of Statistics, updated reports on each of the targets will be published on the website www.towardQ2.qld.gov.au as the information becomes available.

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In addition, annual progress reports on the targets will be published along with a plan that maps out actions required over the coming 12 months to work towards achieving each target.

Operating Statement

2009-10 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector returned an operating deficit of $56 million and a cash deficit of $5.305 billion.

The 2009-10 operating deficit is $231 million higher than that estimated at the time of the 2010-11 Budget. The improvement in the operating position is primarily the result of other operating expenses being lower than expected as result of changes in timing of payments between financial years.

Table 1 below provides aggregate outcome information for 2009-10 and projections for 2010-11.

Table 1

Key Financial Aggregates

(UPF Basis)

	2008-09 Actual	2009-10 Estimated Actual	2009-10 Actual	2010-10 Mid Year Review
	($ million)
General Government Sector:
Revenue	37,008	39,689	39,729	40,606
Expenses	36,974	39,976	39,785	42,352
Net operating balance	35	(287)	(56)	(1,745)
Cash surplus/(deficit)	(2,839)	(5,254)	(5,305)	(6,396)
Purchases of non-financial assets	6,960	8,626	8,767	8,335
Net worth	184,619	187,607	175,655	188,564
Public Non-Financial Corporations Sector:
Net operating balance	587	244	440	311
Purchases of non-financial assets	8,353	7,682	6,505	7,144

2010-11 Projections

A deficit of $1.745 billion is expected in 2010-11 for the General Government Sector at the time of the 2010-11 Budget. The Total State net operating result for 2010-11 is expected to be a deficit of approximately $2.485 billion.

Revenue

General Government revenue is forecast in the 2010-11 Budget to increase by $877 million (2.2%) from the 2009-10 actual to $40.606 billion in 2010-11. The increase in revenue is largely driven by an improvement in royalty revenue as a result of substantial increases in contract coal prices and moderate increases in taxation revenue, partly offset by reductions in capital grants from the Australian Government, reflecting the cessation of stimulus projects.

A number of factors, such as commodity prices, exchange rates, property market activity and national levels of consumption, can influence the actual level of revenue received from some of the State’s key revenue heads.

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Commonwealth grants, together with taxation, are the principal forms of revenue for the State, accounting for around 72% of budgeted General Government revenue.

Expenses

In UPF terms, General Government expenses are forecast to increase by $2.567 billion over the 2009-10 actual to $42.352 billion in 2010-11. The increase in expenditure relative to 2009-10 primarily relates to moderate increases in wages, the implementation of service enhancements across key service delivery agencies, including those for which funds are received from the Australian Government, and recurrent expenditure in support of the capital program.

Balance Sheet

Table 2 below provides data on the State’s capital program and net worth.

Table 2

2009-10 Capital Program and Balance Sheet Results

and 2010-11 Budget Projects

(UPF Basis)

	2008-09 Actual	2009-10 Estimated Actual	2009-10 Actual	2010-11 Mid Year Review
	($ million)
Purchases of Non-Financial Assets:
General Government Sector	6,960	8,626	8,767	8,335
Public Non-Financial Corporations	8,353	7,682	6,505	7,144
Non-financial Public Sector[1,2]	15,265	16,305	14,818	15,479
Net Worth:
General Government Sector (Total State) [3]	184,619	187,607	175,655	188,564
Incorporating Equity Investment in:
Public Non-Financial Corporations	27,595	27,213	22,499	26,962
Public Financial Corporations Sector	(3,578)		(3,032)

Notes:

1.	Under present Loan Council Uniform Presentation Framework arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

2.	Purchases of non-financial assets comprises expenditure on new and second-hand fixed assets, plus land and intangible assets. Fixed assets are durable goods intended to be employed in the production process for longer than a year. It also includes expenditure on mineral deposits, timber tracts and similar non-reproducible tangible assets, and expenditure on intangible assets such as patents and copyrights. Purchases of non-financial assets differs from the total State capital program reported in Budget Paper No. 3 due to capital grants being included in the Capital Works Program.

3.	As no budget data are collected for Public Financial Corporations, the forecast net worth assumes that PFC net worth (equity investment for which is held by the State, and recorded in the General Government Sector) remains constant

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2009-10 decreased by $8.964 billion to $175.655 billion as at June 30, 2010. This growth mainly relates to revaluation decrements to non-financial assets.

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Net Financial Assets

The net financial assets measure is an indicator of financial strength. Net financial assets are defined as financial assets less all existing and accruing liabilities. Financial assets include cash and deposits, advances, financial investments, loans, receivables and equity in public enterprises.

The net financial assets measure is broader than the alternative measure, net debt, which measures only cash, advances and investments on the assets side and borrowings and advances on the liabilities side. Because of its comprehensive nature, the net financial assets measure is more appropriate in an accrual accounting framework.

The net financial assets of the General Government sector reflect the cumulative impact of sound fiscal policies and mean the State is fully capable of meeting all its current and recognized future obligations, without recourse to material adjustments in fiscal policy settings.

Queensland has consistently pursued sound long-term fiscal policies such as setting aside funds for employee superannuation and long service leave entitlements, which accord with the fiscal principle that targets full funding of long-term liabilities such as superannuation in accordance with actuarial advice The strong balance sheet and high levels of liquidity in the General Government Sector clearly demonstrate the success of these policies.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets in 2009-10 was $8.767 billion, $141 million more than forecast at the time of the 2010-11 Budget, primarily as a result of a purchase of land from the Public Non-financial Corporations sector.

The 2010-11 capital program announced in the Budget represents a slight reduction from the 2009-10 budgeted program, reflecting a wind-down of spending as some significant projects, such as South East Queensland water infrastructure and the Gateway Upgrade Project, reach completion. The 2010-11 program includes a significant investment in energy and transport infrastructure and the continuation of the South East Queensland Infrastructure Plan and Program (SEQIPP), as well as a number of other new capital investments. Total capital outlays in the 2010-11 Budget are estimated to be $17.1 billion.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

Table 3

Key Financial Aggregates (Summary)

(UPF Basis)

	Budget 2010-11	Projected 2011-12	Projected 2012-13	Projected 2013-14
	($ millions)
General Government Sector:
Revenue	40,606	41,938	43,453	45,298
Expenses	42,352	43,380	44,935	46,693
Net operating balance	(1,745)	(1,442)	(1,482)	(1,395)
Cash surplus/deficit	(6,396)	(4,648)	(2,906)	(1,507)
Purchases of non-financial assets	8,335	7,490	5,751	4,628
Net worth	188,564	190,119	192,017	194,326
Public Non-Financial Corporations Sector:
Net operating balance	311	507	835	1,018
Purchases of non-financial assets	7,144	5,877	4,964	4,981

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